EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO

THE CERTIFICATE OF INCORPORATION

OF

DREAMS, INC.

Pursuant to UCA § 16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1. The name of the corporation is DREAMS, INC.

2. The following amendment was adopted on January 25, 2007.

3. The Certificate of Incorporation of the Corporation is hereby amended by replacing the first paragraph of Article IV with the following:

“The aggregate number of shares of all classes of capital stock that this corporation is authorized to issue is One Hundred Ten Million (110,000,000) shares consisting of (i) One Hundred Million (100,000,000) shares of common stock, no par value per share (the “Common Stock”) and (ii) Ten Million (10,000,000) shares of preferred stock, no par value per share (the “Preferred Stock”).”

4. The Certificate of Incorporation of the Corporation is hereby amended by inserting the following text at the end of Article IV:

“C. Reverse Stock Split. On the Effective Date each six (6) issued and outstanding shares of Common Stock shall be combined and converted automatically, without further action, into one (1) fully paid and non-assessable share of Common Stock. No fractional shares shall be issued in connection with the foregoing reverse split; all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing split and each fractional share resulting from such aggregation held by a stockholder shall be rounded up to the nearest whole share.”

5. A resolution was duly adopted by unanimous approval of the directors of the Corporation, pursuant to the General Corporation Law of the State of Utah, setting forth the above-mentioned amendments to the Certificate of Incorporation and declaring said amendments to be advisable.

6. At a Special Meeting of Stockholders of the Corporation, duly called and held, said amendments were duly adopted in accordance with the provisions of the Utah General Corporation Law by obtaining the affirmative vote of a majority of the outstanding shares of Common Stock of the Corporation.

7. This Certificate of Amendment to the Certificate of Incorporation of the Corporation shall be effective on January 30, 2007 (the “Effective Date”).

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation has been signed by the Chief Executive Officer of the Corporation this January 25, 2007.

DREAMS, INC.

By:
Ross Tannenbaum Chief Executive Officer

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct, and complete.